<U>EXHIBIT 3.4        AMENDMENT TO ARTICLES OF INCORPORATION 6-11-99</U>

We the undersign John Bush, President and Denton Guthrie, Secretary of Harrison Digicom, Inc. do hereby certify:

That the Board of directors of said corporation at a meeting duly convened, held on the 27th day of May, 1999, adopted a resolution to amend the original articles as follows:

  (a) The current number of authorized shares is ONE HUNDRED MILLION 100,000,000) shares of common stock par value one mil (#.001) per share, each share of common stock having special rights and preferences, voting privileges and preferences.

  (b) After change, the aggregate number of shares the corporation shall have authority is issue shall be TWENTY FIVE MILLION (25,000,000) shares of common stock, par value four mils ($.004)per share, each share of common stock having special rights and preferences, voting privileges and preferences.
  (c) One (1) share of common stock shall be issued for each four (4)shares after the exchange.

  (d) Fractional shares will be issued.

  (e) The approval of shareholders, which is not required has not been obtained.
  (f) The change is effective on the close of business as of the date the Certificate of Amendment is filed.

  (g) Article Four is hereby amended to read as follows:

  The aggregate number of shares the corporation shall have authority is issue shall be TWENTY FIVE MILLION (25,000,000) shares of common stock, par value four mils ($.004)per share, each share of common stock having special rights and preferences, voting privileges and preferences.

/s/JOHN W. BUSH
John W. Bush, June 10,1999
/s/Denton Guthrie
Denton Guthrie, June 11, 1999
Filed # C6923-96 Dated June 11, 1999